SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934


                        GENISYS RESERVATION SYSTEMS, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE .0001 PER SHARE
                         (Title of Class of Securities)


                                    372299107
                                 (CUSIP Number)


                                  Irwin D. Rowe
                          c/o Loeb Partners Corporation
                                   61 Broadway
                               New York, NY 10016
                                 (212) 425-0400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 23, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 372299107


1.     NAME OF REPORTING PERSON:

         HSB Capital

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  [X]
                                                          (b) [  ]

3.     SEC USE ONLY:

4.     SOURCE OF FUNDS:
          WC

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):
                                                     [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:
          USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:
         23,305     assuming full conversion of convertible notes

8.     SHARED VOTING POWER:

9.     SOLE DISPOSITIVE POWER:
         23,305     assuming full conversion of convertible notes

10.   SHARED DISPOSITIVE POWER:

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         23,305     assuming full conversion of convertible notes

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:
                                                    [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         .5%

14.     TYPE OF REPORTING PERSON:
         PN

          This Amendment No. 1 amends the reporting of the number of shares beneficially owned by HSB Capital and Item 5 of the Schedule 13D Statement dated April 24, 1994, to correctly reflect the date on which the Reporting Persons held certain interests in securities of the Issuer.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of April 24, 1997, shares of the Common Stock of the Issuer and Convertible Notes of the Issuer were beneficially owned as follows:

                                Common Stock           Convertible Notes
                                                Dollar      Convertible Into.*
Trust F/B/O Thomas L.Kempner      326,839       $18,750           200,000
Trust F/B/O Henry A.
Loeb's Children                    78,444         4,500            48,000
Warren D. Bagatelle               104,596         6,125            65,335
HSB Capital                        15,306           750             7,999


* The Convertible Notes currently mature in twelve equal quarterly installments commencing April 1, 1998, and are currently convertible into Common Stock at $0.09375 per share.

          The Issuer currently has 4,330,594 shares of Common Stock outstanding.

          In addition, Warren D. Bagatelle and Loeb Partners Corporation have options to purchase from the Reporting Persons an aggregate of 42,099 and 62,109 shares, respectively, of the Common Stock assuming full conversion of the Convertible Notes, at a purchase price of 150% of the cost of the shares to the Reporting Persons, less any prior distributions received by those Reporting Persons.

          Assuming conversion of all Convertible Notes, the persons named in answer to Item 2(a) hereof will own an aggregate of 846,516 shares of Common Stock, constituting 16.2% of the Common Stock which will then be outstanding, assuming such conversion.

          (b) See the answer to Item 2 hereof.

          (c) Shares of Common Stock of the Issuer sold in the over-the-counter market pursuant to SEC Rule 144 are as follows:

                               NO. OF SHARES        DATE                PRICE
Trust F/B/O Thomas L. Kempner      70,000          4/8/97               $5.00
                                   24,252         4/23/97               $5.00
Trust F/B/O Henry A.
Loeb's  Children                   16,800          4/8/97               $5.00
                                    5,820         4/23/97               $5.00

Warren D. Bagatelle                29,139          4/8/97               $5.00
                                    7,761         4/23/97               $5.00

HSB Capital                         2,800          4/8/97               $5.00
                                      971         4/23/97               $5.00

                  (d) and (e)  Not applicable.

 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 2, 1997

                             Thomas L. Kempner and William A. Perlmuth, Ttes. U/W C.M. Loeb F/B/O Thomas L. Kempner


                             By:_____________________________
                                Thomas L. Kempner, Trustee


                             Thomas L. Kempner, Henry A. Loeb, Elisabeth L. Levin and Jean L. Troubh, Ttes.U/W C.M. Loeb F/B/O Henry A. Loeb's Children

                             By:_____________________________
                                Thomas L. Kempner, Trustee


                             By:_____________________________
                                Warren D. Bagatelle

                             HSB Capital

                             By:_____________________________
                                Warren D. Bagatelle, Partner

                             Loeb Partners Corporation

                             By:_____________________________
                                Thomas L. Kempner,
                                Chief Executive Officer